File No. 82-1170
March 11, 2004

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: OMRON Corporation – 12g3-2(b)

Dear Sirs:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities and Exchange Commission with the following information.

English version of IR releases

Title of release and disclosed date

①"Transfer of Subsidiary" September 9, 2003

②"Hitachi and Omron Agree to Establish Joint Venture in the Field of ATM's and Other Information Equipment" January 26, 2004

③"Omron Announces Share Repurchase Using ToSTNeT-2" February 5, 2004

④"Omron Announces Results of Share Repurchase Using ToSTNeT-2" February 6, 2004

⑤"Omron and KOA agree on the transfer of Backlight business" February 24, 2004

⑥"Transfer of Amusement Components Business to Subsidiary" February 26, 2004

⑦"Notice Regarding Revised Dividend Forecast for Fiscal Year Ending March, 2004" February 26, 2004

⑧"Nagano Keiki and Omron agree to tie-up in pressure sensor business" March 11, 2004

dlw 3/22

If you have any further questions or requests for additional information please do not hesitate to contact [NAME] at 011-813-3436-7170(telephone) or 011-813-3436-7180(facsimile).

Very truly yours,

Omron Corporation



By

Name: Yutaka Fujiwara
Title: General Manager,
IR Department

Enclosure[s] [and attachment]

February 26, 2004

For Immediate Release

Company name: OMRON Corporation
President and CEO: Hisao Sakuta
Stock ticker number: 6645
Stock exchanges: Tokyo, Osaka, Nagoya
(First Sections)
Contact: Yutaka Fujiwara, General Manager, Investor Relations Dept., Corporate Planning Headquarters
Phone: +81-3-3436-7170

Notice Regarding Revised Dividend Forecast for Fiscal Year Ending March, 2004

At its Board of Directors meeting held today, Omron resolved to make revisions to fiscal year-end dividend per share. Details follow below.

1. Reason for Dividend Forecast Revision

In this fiscal year Omron celebrated the 70th anniversary of its founding. Omron would like to extend gratitude to shareholders and other concerned parties who made it possible for us to reach this milestone.

To express this gratitude to shareholders, there are plans to submit a memorial dividend together with the ordinary dividend at the 67th General Meeting of Shareholders to be held at the end of June this year.

Hereafter, along with aiming for further improvement in business performance, Omron will pursue examination of a clear dividend policy tied to consolidated results in addition to the historically stable dividend standard. Moreover, Omron will strive to make possible implementation and maintenance of a high dividend standard supported by even greater business performance.

04 MAR 22 AM 7:21

February 26, 2004

For Immediate Release

Company name: OMRON Corporation
Representative Director and
Chief Executive Officer: Hisao Sakuta
Stock ticker number: 6645
Stock exchanges: Tokyo, Osaka, Nagoya (First Sections)
Contact: Taeko Ogose, Public Relations Dept.
(Phone: +81-75-344-7175)

Transfer of Amusement Components Business to Subsidiary

At a meeting of its Board of Directors held on February 26, 2004, OMRON Corporation ("Omron") resolved to transfer its amusement components business to its wholly owned subsidiary OMRON Ichinomiya Co., Ltd. ("Omron Ichinomiya"). The objective of the transfer, which has a target date of October 1, 2004, is to strengthen the structure of the amusement components business.

Omron's amusement components business handles specialized components, units and systems for the game equipment industry under the umbrella of the Electronic Components Company ("ECB"). Omron is responsible for planning, development and sales of these products, while Omron Ichinomiya handles production and service.

By raising organizational efficiency with the concentration of all functions from planning, development and production to sales and service at Omron Ichinomiya, together with its specialization in the amusement business, Omron plans to strengthen the business and dramatically increase customer satisfaction.

Having selected the amusement components business as an area of focus, Omron aims to further increase its corporate value through this initiative to strengthen the business and concentrate functions.

The business transfer will have no effect on consolidated or non-consolidated results for the fiscal year ending March 31, 2004.

Overview of Omron Ichinomiya

1. Company Name:	OMRON Ichinomiya Co., Ltd.
2. Location of Head Office:	46 Aza-nogoshi, Oku-cho, Ichinomiya, Aichi, Japan
3. Representative Officer:	Akio Sakumiya, President and Representative Director
4. Capital:	¥300 million yen
5. Shareholder:	Omron 100%
6. Net Sales:	¥18,670 million (year ended March 31, 2003)
7. Employees:	225 (including part-time)
8. Content of Business:	Production and service of sensors, power switches, switches and ball/metal control units for game equipment, prepaid systems, etc.

04 MAR 22 AM 7:21

OMRON KOA

FOR IMMEDIATE RELEASE
February 24, 2004

Contacts: Omron Corporation
Mr.Takayuki Nakamura, Christopher Udell
+81-3-3436-7202
takayuki_nakamura@omron.co.jp
christopher_udell@omron.co.jp

KOA Corporation
Mr.Hidetoshi Yonezawa
+81-265-70-7171
hi-yonezawa@koanet.co.jp

Omron and KOA agree on the transfer of Backlight business

Omron Corporation (President and Chief Executive Officer: Hisao Sakuta / Stock Ticker Number: 6645) and KOA Corporation (President and Chief Executive Officer: Koichi Mukaiyama / Stock Ticker Number: 6999) have agreed on the transfer of the Backlight business from the Display System Division of Tama Electric Co., Ltd (President: Yoshimasa Hayashi / Unlisted Company), a wholly owned subsidiary of KOA, to Omron.

A new company will be created via a corporate division of Tama Electric. The Backlight business will become a 100% subsidiary ("New Company") of Tama Electric. Upon completion of this corporate division, Omron will acquire all shares of the New Company from Tama Electric, thereby receiving all development, production, and sales functions associated with Tama Electric's Backlight business along with pertinent employees.

Omron is developing and commercializing Backlight units for small cellular phone LCDs by utilizing LED as a light source, and by applying proprietary MLA (Micro Lens Array) technology for light control. Although the market for Backlight units for large LCDs, which generally incorporate cold-cathode tubes as a light source, is expected to expand greatly with the spread of large LCD TVs with screen size exceeding 30 inches, a shift to LED light sources is anticipated in the near future. For this reason, Omron will acquire the Backlight business from Tama Electric. Tama Electric is highly proficient in the area of large Backlight units. Synergy with Omron's proprietary technology will advance technological differentiation in the Backlight market to further expand the business of Backlight units and components.

KOA Corporation is promoting selection and concentration in pursuit of enhanced corporate value of KOA Group as a whole, through devotion of management resources to the electronic components business. Tama Electric has two revenue streams in its business operation – one is the Electronic Components Business and the other is the Backlight Business. Even though Tama Electric is the leading company in the Backlight industry for Direct-Type large LCD TV, it intends to further strengthen its business undertakings by directing management resources to the electronic components business, to be in line with the corporate strategy of KOA.

Corporate strategies of both parties matched and an agreement was reached between both companies to transfer Tama Electric's Backlight Business to Omron.

Transfer of the Backlight business from KOA to Omron is slated for completion by the end of June this year.

Details such as the name of the new company, location of the headquarters, and capitalization are still under consideration and will be reported once these are determined.

■ Omron Profile

Company Name: Omron Corporation

Business: FA (Factory Automation) Systems, Control Equipment, Electronic Components, Financial Systems, Social Systems, Traffic Systems, Healthcare Equipment and Services, Development, Sales, and Service of PC Peripheral Equipment

President and Chief Executive Officer: Hisao Sakuta

Capital: 64,082 million Yen

Location: 801 Minamifudoudou-chou, Shiokoji Horikawa, Shimogyo-ku, Kyoto, 600-8530, JAPAN

Consolidated Employees: 23,745 (As of the end of September 2003)

Consolidated Sales: 535,073 million Yen (Fiscal Year ended March 2003)

■ KOA Profile

Company Name: KOA Corporation

Business: Production and Sale of Electronic Components

President and Chief Executive Officer: Koichi Mukaiyama

Capital: 6,033 million Yen

Location: 3672 Ina, Ina-shi, Nagano, 396-8585 JAPAN

Consolidated Employees: 3,293 (As of the end of September 2003)

Consolidated Sales: 56,836 million Yen (Fiscal Year ended March 2003)

■ Tama Electric Profile

Company Name: Tama Electric Co., Ltd

Business: Production of Electronic Components, and Production and Sale of Backlight Unit

President and Chief Executive Officer: Yoshimasa Hayashi

Capital: 1,283 million Yen

Location: 15-12, Nakane, 2-chome, Meguro-ku, Tokyo, 152-8577 JAPAN

Employees: 265 (As of the end of September 2003)

Sales: 8,998 million Yen (Fiscal Year ended March 2003)

Shareholder: KOA (100%)

February 6, 2004

For Immediate Release

Company name: OMRON Corporation
President and
Chief Executive Officer: Hisao Sakuta
Stock ticker number: 6645
Stock exchanges: Tokyo, Osaka, Nagoya
(First Sections)
Contact: Yutaka Fujiwara, General
Manager, Investor Relations Dept.,
Corporate Planning Headquarters
Phone: +81-3-3436-7170

Omron Announces Results of Share Repurchase Using ToSTNeT-2

Today, OMRON Corporation ("Omron") carried out the repurchase of shares it announced yesterday (February 5, 2004). The share repurchase is based on a proposal approved at the Ordinary General Meeting of Shareholders held on June 25, 2003.
Details are as follows:

1. Type of shares repurchased:	Common stock of Omron
2. Number of shares repurchased:	3,664,200 shares
3. Repurchase price per share:	¥2,260 (total amount ¥8,281,092,000)
4. Date of repurchase:	Friday, February 6, 2004
5. Repurchase method:	Buy order placed at closing price on ToSTNeT-2, Tokyo Stock Exchange

For reference:

(1) Contents of the resolution of the General Meeting of Stockholders held June 25, 2003

· Type of shares to be repurchased:	Common stock of Omron
· Number of shares to be repurchased:	Up to 5 million shares
· Value of shares to be repurchased:	Up to ¥10,000 million

(2) Aggregate shares repurchased since the resolution of the General Meeting of Stockholders (June 25, 2003)

Number of shares repurchased:	3,664,200 shares
Value of shares repurchased:	¥8,281,092,000

# # #

February 5, 2004

For Immediate Release

Company name: OMRON Corporation
President and
Chief Executive Officer: Hisao Sakuta
Stock ticker number: 6645
Stock exchanges: Tokyo, Osaka, Nagoya (First Sections)
Contact: Yutaka Fujiwara, General Manager, Investor Relations Dept., Corporate Planning Headquarters
Phone: +81-3-3436-7170

Omron Announces Share Repurchase Using ToSTNeT-2

At a meeting held February 5, 2004, the Board of Directors of OMRON Corporation ("Omron") passed a resolution regarding the specific method of repurchasing shares of its common stock outstanding pursuant to Article 210 of the Commercial Code of Japan.
Details are as follows:

1. Repurchase method

At 8:45 a.m. on February 6, 2004, Omron will place a buy order through ToSTNeT-2 (Tokyo Stock Exchange Trading Network System) at ¥2,260 per share, the closing price on February 5, 2004. No other transaction systems or times will be involved. The buy order will be limited to 8:45 a.m.

2. Details of repurchase

(1) Type of shares to be repurchased: Common stock of Omron
(2) Number of shares to be repurchased: 4,400,000 shares

(Note 1) No change will be made in the number of shares to be repurchased. However, market conditions and other factors may preclude the repurchase of some or all of the number of shares specified in the buy order.

(Note 2) The specified number of shares will be repurchased on the basis of corresponding sell orders.

3. Announcement of results of repurchase

The results of the repurchase will be announced after the close of the repurchase time of 8:45 a.m. on February 6, 2004.

For reference:

(1) Contents of the resolution of the General Meeting of Stockholders held June 25, 2003

· Type of shares to be repurchased:	Common stock of Omron
· Number of shares to be repurchased:	Up to 5 million shares
· Value of shares to be repurchased:	Up to ¥10,000 million

(2) Status of the repurchase program as of February 5, 2004

Aggregate number of shares repurchased:	0 shares
Value of shares repurchased:	¥0

# # #

HITACHI
Inspire the Next

OMRON

FOR IMMEDIATE RELEASE

Contacts: Hitachi, Ltd.
Ms. Fusako Hayakawa
+81-3-3258-2056
fusako_hayakawa@hdq.hitachi.co.jp

Omron Corporation
Mr. Takayuki Nakamura, Christopher Udell
+81-3-3436-7202
takayuki_nakamura@omron.co.jp
christopher_udell@omron.co.jp

Hitachi and Omron Agree to Establish Joint Venture in the Field of ATM's and Other Information Equipment

TOKYO, January 26, 2004 -- Hitachi, Ltd. (NYSE:HIT / TSE: 6501) and Omron Corporation (TSE / OSE: 6645) today announced an agreement to establish a joint venture combining their ATM and other information equipment businesses to strengthen their capability to respond to the diversification and enhancement of customer needs domestically, as well as strengthening the business structure in China among other overseas growth markets.

Aiming for a globally competitive position, in an information equipment market expected to see growth during the ubiquitous era, the new company will fulfill broad customer needs by providing optimal solutions based on recognition and handling technologies for cash, cards, passbooks, forms, etc. and other human interface technologies that enable simple operation for customers and end-users.

The joint venture company is scheduled to be established and commence business on October 1, 2004.

Hitachi and Omron will take advantage of the joint establishment division under the Commercial Code of Japan to create a company that will integrate the total business of Hitachi's Ubiquitous Platform Group Mechatronics Systems Division, such as ATM's among other self-service machines and terminal systems together with the ATM and other self-service machines, modules and solutions handled by Omron's Social Systems, Solutions, & Services Business Company and Advanced Modules Business Company.

In the Japanese financial market, characterized by diverse and enhanced services, user needs concerning safety and security are ever increasing. To that end, financial institutions demand greater enrichment of customer services, ATM's that can operate in a variety of different environments with a broad range of services, and robust security and functionality.

- more -

For instance, with the arrival of the ubiquitous era it is anticipated that ATM's even in off-site locations will offer transportation reservation services and public services among numerous non-financial related services in one place.

In China, meanwhile, recent expansion of the market-based economy has led to a diversification of financial services. Moreover, financial infrastructure development has escalated ahead of the 2008 Olympic games in Beijing and 2010 Shanghai World Expo. Under these circumstances, highly functional ATM's utilizing technologies from both companies are anticipated to become widespread.

Hitachi and Omron initially formed an ATM joint development alliance in 2000. However, in response to the changes in the global business environment and to take advantage of opportunities for market growth, they have reached an agreement to expand the alliance by establishing a joint venture company. This new company will not only combine the superior technologies of both companies, but by building on a global scale a more efficient operation structure incorporating everything from development to production, sales and maintenance, they will be able to unleash each of their core strengths to the fullest extent possible, thus satisfying broad customer needs.

Since the 1960's when Hitachi developed Japan's first online train seat reservation system, the company has been expanding its business for high-reliability online terminal systems that power essential operations at stations and banks. In 1979, Hitachi made a full-scale entry into the online terminal ATM business and has since expanded business-use terminals along with solutions not only for operators but also consumers. Through this business integration Hitachi will work to further strengthen its core machines and modules, accelerate expansion of its solutions businesses utilizing these, and strive for expansion in related businesses of the entire Hitachi Group, including the new joint venture.

Over the past 30 years since it developed the world's first magnetic card based cash dispenser in 1969, Omron has been expanding its ATM business. Moreover, Omron has positioned itself as a leader in such fields as money changing machines and card reader modules, expanding these businesses. Through this business integration Omron will place all ATM and related businesses under the control of the new company. Hereafter, Omron will continue to promote expansion of the business and strive for long-term maximization of corporate value.

The business integration announced today, aiming for greater expansion, respects the business achievements of both companies and observes the spirit of equality.

Because both companies are concerned about customer support and a smooth launch, as far as management of the company and implementing an optimal structure, it is anticipated that the post of chairman will be assumed by a person from Hitachi and the post of president and CEO will be assumed by a person from Omron. Regarding the ratio of investment, Hitachi will hold over half of the shares granting it voting power, though the exact proportions will be decided later.

The location of the headquarters for the new company is expected to be in Tokyo. Details of the new company will be discussed by both companies and reported as soon as agreement is reached.

About Hitachi, Ltd.
Hitachi, Ltd. (NYSE: HIT), headquartered in Tokyo, Japan, is a leading global electronics company, with approximately 340,000 employees worldwide. Fiscal 2002 (ended March 31, 2003) consolidated sales totaled 8,191.7 billion yen ($68.3 billion). The company offers a wide range of systems, products and services in market sectors, including information systems, electronic devices, power and industrial systems, consumer products, materials and financial services. For more information on Hitachi, please visit the company's Web site at http://www.hitachi.com

About Omron Corporation
Headquartered in Kyoto, Japan, OMRON Corporation is a global leader in the field of automation. Established in 1933 and headed by President and CEO Hisao Sakuta, Omron has more than 23,000 employees in over 35 countries working to provide products and services to customers in a variety of fields including industrial automation, electronic components, social systems (ticket gate machines, ticket vending machines, ATM's, and traffic control), and healthcare. The company is divided into five regions and head offices are in Japan (Kyoto), Asia Pacific (Singapore), China (Shanghai), Europe (Amsterdam) and US (Chicago). For more information, visit Omron's Web site at http://www.omron.com

ADDITIONAL HITACHI PRESS CONTACTS:
China: Yuji Hoshino
Hitachi (China) Investment, Ltd.
Tel: +86-10-6590-8141
y_hoshino@hitachi.com.cn

U.S.: Matt Takahashi
Hitachi America, Ltd.
Tel: +1-650-244-7902
masahiro.takahashi@hal.hitachi.com

U.K.: Kantaro Tanii
Hitachi Europe Ltd.
Tel: +44-1628-585379
kantaro.tanii@hitachi-eu.com

# # #

04 MAR 22 AM 7:21

September 9, 2003

For Immediate Release

Company name: OMRON Corporation
Representative Director and
Chief Executive Officer: Hisao Sakuta
Stock ticker number: 6645
Stock exchanges: Tokyo, Osaka, Nagoya
(First Sections)
Contact: Taeko Ogose, General Manager Public
Relations Department
(Phone: +81-75-344-7175)

Transfer of Subsidiary

OMRON Corporation and SHiDAX CORPORATION have agreed to transfer all the shares of stock of OMRON Creative Delica Co., Ltd., a subsidiary of the OMRON Group engaged in the food service business, to SHiDAX CORPORATION. Both parties have signed a stock transfer agreement dated September 9, 2003. The planned date of the stock transfer is October 1, 2003.

1. Reason for the Business Transfer

OMRON Creative Delica Co., Ltd. has been engaged in the food service business since its establishment in February 1997. OMRON Corporation has decided to transfer the business to a leading company in the field as part of its measures to restructure its office services business through selection and focus.

2. Overview of the Consolidated Subsidiary

OMRON Creative Delica Co., Ltd.

(1) Head office location:	735-5 Higashi Shiokoji-machi, Karasuma-dori, Shichi-jo Sagaru, Shimogyo-ku, Kyoto, Japan
(2) Representative:	Masami Oguri, President and Representative Director
(3) Date of establishment:	February 7, 1997
(4) Business:	Food service business
(5) End of fiscal year:	March 31
(6) Number of employees:	216 (including part time and other workers), as of August 31, 2003
(7) Net sales:	Approximately 1,160 million yen (year ended March 31, 2003)

4. Date for Business Transfer

Transfer of all shares of stock of OMRON Creative Delica Co., Ltd. is scheduled to take place before October 1, 2003.

5. Financial Outlook

The impact from the transfer of this consolidated subsidiary on consolidated and nonconsolidated sales and income will be immaterial, and will have no effect on the consolidated and nonconsolidated results forecasts for the interim period or full fiscal year ending March 31, 2004.

長野計器

omron

FOR IMMEDIATE RELEASE
March 11, 2004

Nagano Keiki and Omron agree to tie-up in pressure sensor business

Nagano Keiki Co., Ltd. (President: Shigeru Miyashita / stock ticker number: 7715) and Omron Corporation (President and CEO: Hisao Sakuta / stock ticker number: 6645) have agreed today to a tie-up in the mid-high pressure sensor business.

Through this tie-up into new mid-high pressure sensor business fields, Omron will handle planning and sales while Nagano Keiki will be responsible for design and production, and both companies will break into a consumer and commerce market expected to see tremendous growth.

For the purpose of solidifying this business tie-up, Omron will assume 1 billion yen worth of bonds with stock acquisition rights issued by Nagano Keiki.

Nagano Keiki is a specialized pressure sensor maker, pursuing the total pressure field from minute pressure to high pressure. Specifically, Nagano Keiki's strengths and proven achievements are in high-pressure field process control pressure sensors and vehicle type pressure sensors, where it holds the top share in the industry. In order to expand its pressure sensor business, Nagano Keiki is examining entry into the consumer and commerce market.

Omron's Electronic Components Business Company has been expanding the business for pressure sensors used in consumer and commerce applications, which concentrates on the minute pressure field with gas heater type and fan heater type among other pressure sensors. Moreover, with the spread of co-generation related products, even concerning pressure sensors in the high-pressure field where growth is anticipated, demand for commercialization from consumer and commerce equipment makers has intensified. Omron is examining entry into the high-pressure field pressure sensor market.

The business strategies of both companies matched and on this occasion Nagano Keiki and Omron reached an agreement for cooperation on expansion into new consumer and commerce business fields.

The agreement announced today will have no effect on either company's consolidated or non-consolidated results for the fiscal year ending March 31, 2004.

■ **Reference <Convertible Bonds With Stock Acquisition Rights>**

(1) Name of bonds:	Nagano Keiki Co., Ltd. First Unsecured Convertible Bonds With Stock Acquisition Rights
(2) Payment date:	March 31, 2004
(3) Period of acquisition:	April 1, 2004 ~ March 30, 2009
(4) Bond related matters:	1. Value of bonds issued: 1 billion yen 2. Term of redemption: March 31, 2009

■ **Nagano Keiki Profile**

Company Name: Nagano Keiki Co, Ltd.
Business: Pressure Gauges, Pressure Sensor Development, Production, Sales, Service
President: Shigeru Miyashita
Capital: 2,473 million yen
Location: 1-30-4, Higashimagome, Ohta-ku, Tokyo, Japan
Consolidated Employees: 900 (as of the end of September 2003)
Consolidated Sales: 18,515 million yen (Fiscal Year ended March 2003)

■ **Omron Profile**

Company Name: Omron Corporation
Business: FA (Factory Automation) Systems, Control Equipment, Electronic Components, Financial Systems, Social Systems, Traffic Systems, Healthcare Equipment and Services, Development, Sales, and Service of PC Peripheral Equipment
President and Chief Executive Officer: Hisao Sakuta
Capital: 64,082 million yen
Location: 801 Minamifudoudou-chou, Shiokoji Horikawa, Shimogyo-ku, Kyoto, 600-8530, JAPAN
Consolidated Employees: 23,745 (as of the end of September 2003)
Consolidated Sales: 535,073 million yen (Fiscal Year ended March 2003)